Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor		Successor
	Twelve months Ended January 1, 2005 (unaudited)	Three months Ended April 2, 2005 (unaudited)	Nine months Ended December 31, 2005 (unaudited)		Twelve months Ended December 30, 2006 (unaudited)		Twelve months Ended December 29, 2007 (unaudited)	Twelve months Ended January 3, 2009 (unaudited)
Consolidated pretax income (loss) from operations	$41,277	$(20,947)	$(2,329)		$(6,089)		$4,240	$21,044
Interest	13,371	3,682	41,359		60,065		61,633	59,169
Interest portion of rent expense	8,412	2,214	7,010		9,957		11,169	12,390

Earnings	$63,060	$(15,051)	$46,040		$63,933		$77,042	$92,603

Interest	$13,371	$3,682	$41,359		$60,065		$61,633	$59,169
Interest portion of rent expense	8,412	2,214	7,010		9,957		11,169	12,390

Fixed Charges	$21,783	$5,896	$48,369		$70,022		$72,802	$71,559

Ratio of Earnings to Fixed Charges	2.89	— (a)	—	(b)	—	(c)	1.06	1.29

(a)	In first quarter fiscal 2005, earnings were insufficient to cover fixed charges by $20.9 million.
(b)	In the nine months ended December 31, 2005, earnings were insufficient to cover fixed charges by $2.3 million.
(c)	In the twelve months ended December 30, 2006, earnings were insufficient to cover fixed charges by $6.1 million.